Exhibit 99.4

MINERA ANDES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of March 24, 2009, and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2008, and 2007, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Differences from U.S. GAAP are described in Note 17 to the audited consolidated financial statements.  These statements, along with additional information relating to Minera Andes, including our Annual Information Form for the year ended December 31, 2008, are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Corporation” or “we” or “us” are references to Minera Andes Inc. and its subsidiaries.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF ).

Our head office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina, however, our principal assets currently consist of:

(i)

a 49% interest in Minera Santa Cruz S.A., which holds title to the San José Project, an operating gold and silver mine;

(ii)

a 100% interest in certain mineral properties comprising part of the Los Azules Project, a porphyry copper exploration project; and

(iii)

an option to acquire a 100% interest in the balance of Los Azules Project upon the satisfaction of certain conditions and subject to a back-in right, as to 51% of the entire Los Azules Project held, indirectly, by Xstrata plc; and

(iv)

a 100% interest in certain mineral prospects in Santa Cruz and San Juan Provinces.

The San José Project

The San José Project is a gold-silver project located in Santa Cruz Province, Argentina.  The San José Project is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the “OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Project, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Project will not be reduced as a result.

We have the right to receive, upon request, information regarding the San José Project.  However, it has been management’s experience that the information it receives from MSC was frequently neither timely nor complete.

To address this situation, in 2007, the Corporation retained a consultant to monitor the operation of the San José Project and report its findings to the Corporation.  This proved to be ineffective and commencing October 2008, the Corporation retained in-house senior personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  The personnel regularly communicate with MSC’s staff, makes periodic visits to the mine and frequently visits MSC’s office in Buenos Aires.  Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Project.

Project financing for the San José Project has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of March 24, 2009, have not been settled or entered into.

The Project Loan is to be repaid by MSC using cash not reasonably required for operations, taxes, debt service, working capital, exploration programs or expansion of any existing mine or the development of any new mine but in priority to the payment of any other amounts to the shareholders of MSC.

The San José Project has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated September 10, 2004 (as amended by agreement dated December 15, 2005, the "Loan Agreement").

By the terms of Loan Agreement, shareholder loans made thereunder are unsecured, repayable by MSC on the "maturity date", bear interest at the rate of 12% per annum and are subordinated to all other borrowing by  MSC.  For the purposes of the Loan Agreement "maturity date" means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the first quarter 2008.  The first sale of metals from the San José mine occurred in December 2007.

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD. In October 2008, capacity at the San José processing plant had been increased from 750 MTPD to 1,500 MTPD and by December 2008, the plant was operating at an average daily rate of 1,324 MTPD.   As of March 24, 2009, approximately 50% of the concentrate produced at the mill is converted on site to doré bullion. During the year ended December 31, 2008 the San José mine produced approximately 4.4 million ounces of silver and 54,260 ounces of gold.

The Los Azules Project

The Los Azules Project is an exploration project comprised of properties owned by MASA and, to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes Inc., Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

Overall Performance

For the year ended December 31, 2008 (the “2008 Financial Year”), our net loss was $7.0 million compared to a net loss of $8.2 million for the year ended December 31, 2007 (the “2007 Financial Year”).

Our revenues consist of our 49% share of the profit or loss of MSC which is derived from the operations of the San José Project.

During the 2008 Financial Year, production at San José Project increased 218% as compared to the 2007 Financial Year, silver production was 357% higher and gold production was 263% higher.  Silver and gold production increased at a higher rate than the increase in treated tonnes for that same period due mainly to higher recovery rates.  Furthermore, the head grade for silver was slightly higher in the 2008 Financial Year as compared to the 2007 Financial Year while the head grade for gold was slightly lower in the 2008 Financial Year as compared to the 2007 Financial Year (559 Ag gr/t and 6.69 Au gr/t in the 2008 Financial Year as compared to 538 gr/t and 7.08 Au gr/t in the 2007 Financial Year).

Silver production at the San José Project was 4,381,000 ounces in the 2008 Financial Year, compared to 958,000 ounces in the 2007 Financial Year.  Gold production in the 2008 Financial Year was 54,260 ounces, compared to 14,960 ounces in the 2007 Financial Year.  Net proceeds from the sale of silver and gold in the 2008 Financial Year totaled $111.3 million as compared to $1.3 million for the 2007 Financial Year.

These significant increases are attributable to the commencement of commercial production in January 2008 while for the 2007 Financial Year , production was limited to that achieved during the “ramp up” process.

During the three months ended December 31, 2008 (the “Fourth Quarter 2008”), plant production at the San José Project increased 60% as compared to the preceding three month period (the “Third Quarter 2008”), silver production was 34% higher and gold production was 41% higher. Silver and gold production increased at a lower rate than the increase in treated tonnes for that same period mainly due to lower head grades (462.56 Ag gr/t and 5.91 Au gr/t in the Fourth Quarter 2008 as compared to 546.58 gr/t and 6.78 Au gr/t in the Third Quarter 2008).

Silver production at the San José Project was 1,329,000 ounces in the Fourth Quarter 2008, compared to 990,000 ounces in the Third Quarter 2008.  Gold production in the Fourth Quarter 2008 was 17,370 ounces, compared to 12,340 ounces in the Third Quarter 2008.  Gross proceeds from the sale of silver and gold in the Fourth Quarter 2008 totaled $19.6 million as compared to $18.5 million for the Third Quarter 2008.

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD. The expansion increasing the processing capacity of the San José Project from 750 MTPD to 1,500 MTPD was completed in October 2008 and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.

In the Fourth Quarter 2008 work continued towards increasing mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived.  However, due to difficult ground conditions access to the Kospi vein was delayed until late January 2009.  Production from the Kospi vein is anticipated to commence in the third quarter of 2009. In the meantime, 1,500 MTPD of mill feed is being generated from expanded mine production from the Huevos Verde and Frea veins, and a surface stockpile of low grade ore.

In the Fourth Quarter 2008, the San José processing facility was connected to the national power grid through the construction of a 130 kilometre 132 kV electric transmission line ..  Commercial operation of the electric transmission line will commence once testing is complete.  In the meantime, and thereafter as a backup, there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the Third Quarter 2008, MSC decided to postpone expansion of the electrowinning circuit whereby 100% of the concentrates produced could be converted to doré bullion. Presently 50% of the concentrates produced are converted to doré bullion.

As at December 31, 2008, we had cash and cash equivalents of $3.4 million as compared to $23.1 million as of December 31, 2007. Our cash and cash equivalents during the 2008 Financial Year were primarily reduced by payment of a cash call in the amount of $16.9 million in respect of the San José Project, $8.4 million for exploration and maintenance of mineral properties and $6.6 million for operations, all of which was partially offset by the receipt of $12.3 million in gross proceeds from the issue of 9,183,939 common shares.

The entire amount of the Bridge Loan and Project Loan has been advanced, the Corporation’s share of which is $31,850,000.  Accordingly, the Corporation currently owes to the Hochschild Lender $31,850,000 plus accrued interest, as the Project Loan Payable and MSC currently owes to the Corporation the amount of $31,850,000 plus accrued interest, as the Project Loan Receivable.

In February 2009, the Corporation completed a private placement with Mr. Robert R. McEwen, a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million ( the “ McEwen Financing ”).

The McEwen Financing triggered termination provisions contained in employment agreements between the Corporation and two of its key executives (the “Employment Agreements”) pursuant to which the Employment Agreements may be terminated at any time until February 26, 2010 by the executives upon not less than 30 days notice to the Corporation whereupon the executive is entitled, as severance, to payment of an amount equal to the total compensation received by him in the last six months, and an additional amount equal to one-sixth of that amount for every year (including partial years) of service to the Corporation.

In February 2009, using the proceeds of the McEwen Financing, we paid our share of a cash call issued by MSC in December 2008 in the aggregate amount of $23 million, of which our share was $11.3 million (the “December 2008 Cash Call”), to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Project (including expansion of the mine and processing facility and construction of the new electric transmission line).

The amount and timing of the December 2008 Cash Call was the subject of discussion between the Corporation’s management and that of Hochschild and MSC.  The Corporation’s management was not in agreement with the underlying assumptions surrounding MSC’s calculations, including MSC’s commencing cash position, assumptions as to the timing of amounts due to, and to be paid by, MSC, and the estimate of sustaining capital expenditures.  The amount of the December 2008 Cash Call is materially less than what was initially estimated by MSC.  Ultimately, management agreed with the need for the December 2008 Cash Call , but remains of the view that the amount could have been further reduced.

In addition in March 2009, also using the proceeds of the McEwen Financing, the Corporation repaid all amounts owing by it to Macquarie Bank Limited (“Macquarie”) in respect of two non-revolving term loans in the aggregate principal amount $17.5 million (the “ Bank Loan ”) ..

A “preliminary assessment” (within the meaning ascribed to such term in the Los Azules Option Agreement) in respect of the Los Azules Project has been completed and a technical report in support thereof was filed at www.sedar.com on March 19, 2009.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009, are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and exploration and sustaining investments.

Such assessment by MSC is based upon certain assumptions including assumptions as to the future price of gold and silver.  Management believes that these assumptions are reasonable however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required.  As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made as a result or that the Corporation will be able to satisfy any such cash call, as and when required.

Also, the Corporation has a minority interest (49%) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.   As a result, there is also no assurance that the Corporation will ever receive cash from the operations of the San Jose mine or that additional cash calls will not be made.

Moreover, the Corporation is negatively affected by global financial conditions including the weakness in the prices for all commodities, the lack of public financing, the liquidity crisis caused by sub-prime mortgages and asset-backed mortgages, and market turmoil and volatility.  These conditions could (i) make it difficult or impossible for us to raise financing, as and when required, to meet our planned growth and development activities or to satisfy cash calls made by MSC ; and (ii) render the Los Azules Project uneconomic or, if economic, prevent us from accessing the funds required to develop the project.

Operations

Production from the San José mine commenced in the second quarter of 2007 with full production of 750 MTPD being reached in the Second Quarter of 2008.  The first sale of metals from the San José mine commenced in December 2007.

Production

During the 2008 Financial Year , production at San José increased 218% as compared to the 2007 Financial Year silver production was 357% higher and gold production was 263% higher.  Silver and gold production increased at a higher rate than the increase in treated tonnes for that same period due mainly to higher recovery rates.  Furthermore, the head grade for silver was slightly higher in the 2008 Financial Year as compared to the 2007 Financial Year while the head grade for gold was slightly lower in the 2008 Financial Year as compared to the 2007 Financial Year (559 Ag gr/t and 6.69 Au gr/t in the 2008 Financial Year compared to 538 gr/t and 7.08 Au gr/t in the 2007 Financial Year)

Silver production at the San José Project was 4,381,000 ounces in the 2008 Financial Year, compared to 958,000 ounces in the 2007 Financial Year.  Gold production in the 2008 Financial Year was 54,260 ounces, compared to 14,960 ounces in the 2007 Financial Year. The silver production grade for the 2008 Financial Year was 30% higher than the December 2007 reserve grade whereas the gold production grade for 2008 was approximately the same as the project reserve grade.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the average London PM fix for gold and the London fix for silver, in each case, for the 2008 Financial Year, approximately 58% of the value of the 2008 Financial Year production was derived from silver and 42% was derived from gold as compared to 55% for silver and 45% for gold in the 2007 Financial Year.  The differences are due mainly to relative variations in the silver and gold head grades explained above.

During the Fourth Quarter 2008, production at the San José Project increased 60% as compared to the Third Quarter 2008.  During the Fourth Quarter 2008 silver production was 34% higher and gold production was 41% higher than the Third Quarter 2008.  The increases were primarily due to the treatment of a higher tonnage which , however, was partially offset by lower head grades.  Silver and gold production increased at a lower rate than the increase in treated tonnes for that same period mainly due to lower head grades (462.56 Ag gr/t and 5.91 Au gr/t in the Fourth Quarter 2008 compared to 546.58 gr/t and 6.78 Au gr/t in the Third Quarter 2008).

Silver production was 1,329,000 ounces in the Fourth Quarter 2008, compared to 990,000 ounces in the Third Quarter 2008.  Gold production in the Fourth Quarter 2008 was 17,370 ounces, compared to 12,340 ounces in the Third Quarter 2008.  Mill throughput increased 60% in the Fourth Quarter 2008 compared to the Third Quarter 2008 due to the plant expansion completed in October, 2008. Fourth Quarter 2008 silver production is closer to the December 2007 reserve grade as compared to the Third Quarter 2008, which were 10% above the December 2007 reserve grade.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the Fourth Quarter 2008 average London PM fix for gold and the London fix for silver, approximately 50% of the value of the Fourth Quarter 2008 production was derived from silver and 50% was derived from gold as compared to 58% for silver and 42% for gold in the Third Quarter 2008.  The differences are due mainly to relative variations in the silver and gold prices.

Sales

Net proceeds realized by MSC, from the sale of silver and gold for the 2008 Financial Year, totaled $111.3 million as compared to $1.3 million for the 2007 Financial Year due to the commencement of commercial production in January 2008.

Total metal sales for the San José mine, since start-up is $112.6 million.

During the 2008 Financial Year , MSC sold 4,588,000 ounces of silver and 57,700 ounces of gold, compared to 92,000 ounces of silver and 1,490 ounces of gold in the 2007 Financial Year.

The average weighted sale price for silver sold in the 2008 Financial Year was $14.25 per ounce of silver, an increase of 1% compared to the average price of $14.06 per ounce received in the 2007 Financial Year. The average weighted sale price for gold sold in the 2008 Financial Year was $865 per ounce, an increase of 8%, compared to the average price of $802 per ounce realized in the 2007 Financial Year.

Net proceeds from the sale of silver and gold for the Fourth Quarter 2008, totaled $19.6 million as compared to $18.5 million for the Third Quarter 2008.  Sales of gold and silver for the Fourth Quarter 2008 were higher than the Third Quarter 2008 due to the higher quantity of metal ounces sold, although partially offset by the lower average realized market prices, higher commercial discounts, and a negative pricing adjustment to precipitates sold in the Second Quarter 2008.

During the Fourth Quarter 2008 MSC sold 1,135,000 ounces of silver and 13,930 ounces of gold, representing an increase of 34% and 43%, respectively, compared to 846,000 ounces of silver and 9,760 ounces of gold in Third Quarter 2008.

The average weighted sale price for silver sold in the Fourth Quarter 2008 was $9.2 per ounce of silver, a decline of 26% compared to the average price of $12.37 per ounce realized in the Third Quarter 2008. The average weighted sale price for gold sold in the Fourth Quarter 2008 was $783 per ounce, a decline of 9%, compared to the average price of $861 per ounce realized in the Third Quarter 2008.

Inventory

Product inventories as at the end of the Fourth Quarter 2008 consisted of 3,951 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 9,954 kilograms of silver-gold doré bullion, and 195 metric tons of silver-gold concentrate, containing 6,187 ounces of gold and 459,343 ounces of silver.  The entire precipitate inventory is forecast by MSC to be processed on site into doré bullion and sold in the first quarter of 2009.

Product inventories at the end of the 2007 Financial Year consisted of 38,689 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 616 kilograms of silver-gold doré bullion, and 552 metric tons of silver-gold concentrate, containing 13,910 ounces of gold and 890,916 ounces of silver.

Operating Costs

Operating cash costs were $48.5 million for the 2008 Financial Year.   Operating cash costs consist of geology, mining, processing plant, general and administration and royalty costs.  Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in operating cash costs.

Average operating cash costs were $166 per metric ton of ore for the 2008 Financial Year.  On a per ounce co-product basis the average operating cash cost was $375 per ounce of gold and $6.42 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. As explained above, approximately 58% of the value of the 2008 Financial Year production was derived from silver and 42% was derived from gold.

Operating cash costs were $17.0 million for the Fourth Quarter 2008.  On a co-product basis, the Fourth Quarter 2008 average operating cash costs were $494 per ounce of gold and $6.32 per ounce of silver.

The following table sets out the operating cash costs of the San José Project for the 2008 Financial Year on a quarterly basis and as at December 31, 2007 (on a 100% basis).

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Year 2008	Year 2007
Metric tonnes processed	59,897	60,603	67,589	107,875	295,964	92,974
Ounces gold produced	12,140	12,410	12,340	17,370	54,260	14,960
Ounces silver produced	968,000	1,093,000	990,000	1,329,000	4,380,000	958,000
Operating cash cost ($)	8,719,000	10,728,000	12,070,000	16,987,000	48,503,000	18,105,000
Op. cash cost/ton processed ($/t)	146	177	188	157	166	195
Operating cash cost/oz Au ($/oz)	286	322	404	494	375	542
Operating cash cost/oz Ag ($/oz)	5.42	6.16	7.16	6.32	6.42	10.43

Operating cash costs during the 2008 Financial Year increased approximately 168% compared to the 2007 Financial Year mainly due to an increase in the volume processed ( an increase of 218%), higher energy costs (due to higher fuel prices), labor costs, maintenance expenses, commercial deductions (due to a high content of deleterious elements in doré), cost of supplies, insurance costs, equipment rental costs, man camp expenses (food, cleaning, etc.), all of which were partially offset by higher efficiencies achieved in the processing plant during the 2008 Financial Year.

Operating cash costs during Fourth Quarter 2008 increased approximately 41% compared to the Third Quarter 2008 mainly due to: an increase in the tonnes mined (12% higher in the Fourth Quarter 2008 than in the Third Quarter 2008) and processed (60% higher in the Fourth Quarter 2008 than in the Third Quarter 2008) and, to a lesser extent, increases in wages (fully in effect in Fourth Quarter 2008 while only partially in effect in the Third Quarter 2008), commercial deductions (due to a high content of deleterious elements in doré bars), increased commercial expenses (higher transportation costs), maintenance expenses, and mining equipment costs.

Operating  cash costs per ton decreased approximately 15% in the 2008 Financial Year compared to the 2007 Financial Year due to the higher volume processed at the plant, which, however, were partially offset by the increased cash costs explained above.

Operating cash cost per ounce of gold and silver on a co-product basis decreased approximately 31% and 38%, respectively, in the 2008 Financial Year compared to the 2007 Financial Year also due mainly to the higher efficiencies, which, again, were partially offset by increased cash costs explained above.

Operating  cash costs per ton decreased approximately 16% in the Fourth Quarter 2008 compared to the Third Quarter 2008 due to the higher volume processed at the plant, which, however, was partially offset by the increased cash costs explained above.

Operating cash costs per ounce of gold on a co-product basis increased approximately 22% in the Fourth Quarter 2008 compared to Third Quarter 2008 also due to the higher total cash costs explained above, the lower grade of gold treated (13% lower in the Fourth Quarter 2008 than in the Third Quarter 2008) and a higher proportion of cash costs assigned to gold ounces because this metal increased its participation in the mix of production value (due to both a lower decrease in gold prices than in silver prices and a higher increase in ounces of gold produced than in ounces of silver).   Operating cash costs per ounce of silver on a co-product basis decreased approximately 12% in the Fourth Quarter 2008 compared to Third Quarter 2008 due to the lower proportion of cash costs assigned to silver ounces because this metal decreased its participation in the mix of production value (due to both a larger decrease in silver prices than in gold prices and a lower increase in ounces of silver produced than ounces of gold), which was , however, partially offset by the higher total cash costs explained above and the lower grade of silver treated (15% lower in the Fourth Quarter 2008 than in Third Quarter 2008).

Operating cash costs per tonne are expected to further decrease during 2009 as the San José Project realizes economies of scale derived from the expansion of the processing facility and the connection to the national power grid in March 2009.

Expansion at San José

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD.  The expansion program increasing the processing capacity at San José from 750 MTPD to 1,500 MTPD was completed in October 2008 and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.

Concurrently with the expansion of the processing facility, work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived. However, due to difficult ground conditions, access to the Kospi vein was delayed until late January ..  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.

In March 2009 the San José processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line ..  Commercial operation of the electric transmission line will commence once testing is complete.  In the meantime, and thereafter, as backup there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the processing plant MSC has purchased part of the equipment necessary to expand the electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic engineering is in progress, but construction of the project has been postponed until such time as it can be financed out of cash flow from operations.

Exploration

During 2008 approximately 19,358 metres of core drilling totaling 81 drill holes were completed at the San José Project.  Drilling focused primarily on the Frea, Odin and Ayelén veins consisting of infill and step-out drilling.  Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially increase the Mineral Reserves and Mineral Resources at the San José Project.

To December 31, 2008, the Corporation has expended $13.3 million on exploration at the Los Azules Project and on the preparation of a “ preliminary assessment ” (again, as defined in the Los Azules Option Agreement) thereon.  Pursuant to the terms of the Los Azules Option Agreement, we have delivered a copy of a technical report in support of preliminary assessment and we anticipate delivering an independent scoping study to Xstrata whereupon we will be entitled (by delivery of a written notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties (which properties may be reduced should Solitario be successful in the Solitario Claim), whereupon we will hold a 100% interest in the Combined Property subject to a back-in right, as to 51%, held by Xstrata and exercisable by Xstrata upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates on the Combined Property since November 25, 2005.

Selected Annual Financial Information

	December 31,	December 31,	December 31,
	2008	2007	2006
Financial results
Net loss	$7,011,287	$8,195,177	$10,772,440
Basic and diluted loss per common share	0.04	0.05	0.08

Financial position
Total assets	134,263,335	130,754,939	48,986,553
Total long-term liabilities	31,940,000	46,531,830	9,845,000

Cash flow
Cash used in operating activities	(6,604,149)	(533,636)	(1,789,156)
Cash used in investing activities	(25,360,242)	(24,498,017)	(16,929,581)
Cash provided by financing activities	12,272,849	45,888,167	17,648,799
Increase (decrease) in cash and
cash equivalents	(19,691,542)	20,856,514	(1,069,938)
Cash and cash equivalents, beginning
of year	23,101,135	2,244,621	3,314,559
Cash and cash equivalents, end
of year	3,409,593	23,101,135	2,244,621

Results of Operations

For the 2008 Financial Year, our net loss was $7.0 million (4 cents per share) compared with a net loss of $8.2 million (5 cents per share) for the 2007 Financial Year. The difference of approximately $1.2 million is primarily attributable to an income pick up on our equity investment in MSC of $2.0 million ($1.2 million after amortization) as compared to a loss pick up of $4.7 million in the previous year and a decrease in write-off of mineral properties and deferred exploration costs of $ 1.4 million both of which, however, were partially offset by the following (2008 over 2007):

•

an increase in consulting fees of $927,000 due to the preparation of technical reports in respect of   the Los Azules Project and the San José Project;

•

an increase in travel expenses of $33,000 ;

•

an increase in legal, audit, and accounting fees of $72,000

•

an increase in office overhead and administrative fees of $116,000;

•

an increase in wages and benefits of $630,000, $673,000 of which was an increase in stock-based compensation;

•

a negative foreign exchange difference of $1.9 million;

•

an increase in interest income of $58,000;

•

an increase in interest expense of $2.58 million, (non-cash of $1.86 million), as upon the commencement of production of the San José Project we ceased capitalizing the interest on our investments in MSC;

•

amortization of $720,000 of deferred costs directly relating to our investment in MSC upon the commencement of commercial production of the San José Project; and

•

rental fees for the use of access roads in the amount of $123,000 were paid in  2008 while no such fees were required to be paid in   2007.

For the 2008 Financial Year, Minera Andes’ attributed portion (49%) of MSC’s net income was approximately $2.0 million, compared to approximately $4.7 million of net losses for the year 2007.

	Year	Year
	2008	2007

Sales	$111,255,558	$1,253,361
Net income (loss)	$4,010,689	$(9,522,074)
Minera Andes Inc. portion of net income (loss) (49%)	$1,965,238	$(4,665,885)

Mineral property and deferred exploration costs for the 2008 Financial were $8.1 million compared to $4.1 million for the 2007 Financial Year.  The difference was due primarily to increased exploration and drilling activity at the Los Azules Project.

Cash used in operating activities during the 2008 Financial Year was $6.6 million, compared with $534,000 for the year 2007. This increase of approximately $6 million is primarily attributable to the following:

•

an increase in consulting fees of $927,000 due to the preparation of technical reports in respect of the Los Azules Project and the San José Project;

•

an increase in travel expenses of $33,000 ;

•

an increase in legal, audit, and accounting fees of $72,000

•

an increase in office overhead and administrative fees of $116,000;

•

a decrease in wages and benefits of $43,000;

•

a negative foreign exchange difference of $1.9 million;

•

an increase in interest income of $58,000;

•

an increase in interest expense of $834,000, as upon the commencement of production of the San José Project we ceased capitalizing the interest on our investments in MSC;

•

rental fees for the use of access roads in the amount of $123,000 were paid in  2008 while no such rental fees were received in  2007; and

•

a decrease in accounts receivable and prepaid expenses of positive $97,000; and

•

a decrease in accounts payable and accrued expenses of $2,500,000.

Cash used in investing activities in the 2008 Financial Year was $25.3 million compared with $24.4 million in the 2007 Financial Year ..

Investing activities in both the 2008 and the 2007 Financial Years consisted primarily of investments in the San José Project and expenditures related to the Los Azules Project drilling program.

Financial Position

Summary of Financial Position

The financial position of Minera Andes as at each of December 31, 2008, December 31, 2007 and December 31, 2006, is summarized below:

	December 31,		December 31,		December 31,
	2008		2007		2006
Assets
Cash and cash equivalents	$3,409,593		$23,101,135		$2,244,621
Receivables and prepaid expenses	315,962		340,674		268,550
Project Loan Receivable, interest	4,983,680		2,357,753		48,330
Mineral properties and deferred exploration costs	16,390,524		8,337,881		5,615,148
Project Loan Receivable	31,850,000		31,850,000		9,800,000
Investment in Minera Santa Cruz	77,282,120		64,726,565		30,963,692
Equipment	31,456		40,931		56,212
Total assets	134,263,335		130,754,939		48,996,553

Liabilities
Payables and accruals	1,488,013		2,886,550		893,880
Project Loan Payable, interest	4,983,680		2,357,753		48,330
Related party payable	11,270,000		16,905,000	-	-
Bank Loan	16,455,267		14,591,830	-	-
Project Loan Payable	31,850,000		31,850,000		9,800,000
Asset retirement obligation	90,000		90,000		45,000
Total liabilities	66,136,960		68,681,133		10,787,210

Shareholder's equity	68,126,375		62,073,806		38,199,343

Total liabilities and shareholders’
equity	$134,263,335	$	>130,754,939		$48,986,553

Cash and Cash Equivalents

As at December 31, 2008, Minera Andes had cash and cash equivalents of $3.4 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.

Our cash and cash equivalents during the 2008 Financial Year were primarily reduced by payment of a cash call in the amount of $16.9 million in respect of the San José Project, $8.4 million for exploration and maintenance of mineral properties and $6.6 million for operations, all of which was partially offset by the receipt of $12.3 million in gross proceeds from the issue of 9,183,939 common shares.

As at December 31, 2008, the Corporation’s working capital was negative $25.5 million, compared with positive $3.6 million as at December 31, 2007, due primarily to : (i) the Bank Loan (December 2008 balance of $16,455,267) which was due in March and September of 2009, making it a current liability as at December 31 , 2008, and not as at December 31, 2007; and (ii) the December 2008 Cash Call.

Project Loan Receivable and Project Loan Payable

Interest accrues on the Project Loan Payable and the Project Loan Receivable balance of $31,850,000, however, the terms of the Project Loan Receivable and the Project Loan Payable, are identical (including interest and repayment).

Mineral Properties and Deferred Exploration Costs

The capitalized cost of our mineral properties has increased mainly due to the continued drilling and development of the Los Azules Project.

Investment in MSC

As at December 31, 2008, Minera Andes’s total investment in MSC was approximately $77 million, as compared to $65 million as at December 31, 2007.  On January 1, 2008, when MSC began commercial production,  we had incurred and capitalized $6.6 million in deferred costs.  For the year ended 2008, $720,000 of the deferred costs were amortized using the unit production method. The financial position of MSC, as at December 31, 2008 and as at December 31, 2007 is summarized below:

	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$8,315,414	$1,136,055
Receivables and prepaid expenses	46,938,414	42,776,495
Inventories	20,783,718	24,714,377
Mineral properties and deferred exploration costs	96,016,617	103,960,764
Property, plant and equipment	129,317,405	69,282,534
Intangibles	45,650	-
Total assets	$301,417,218	$241,870,225

Liabilities
Payables and accruals	$29,159,930	$9,628,307
Due to related parties	145,295,383	135,353,054
Loans	20,332,356	18,269,533
Commitments and contingencies	5,938,561	5,146,032
Total liabilities	$200,726,230	$168,396,926

Shareholders’ equity	$100,690,988	$73,473,299

Payables and Accruals

The decrease in payables and accruals of $1.4 million is primarily due to a decrease in the Los Azules Project drilling program of $400,000 and the accrual of a payment of $1.0 million to Scotia Capital for the private placement completed in December 2007.

Related Party Payable

The decrease in the related party payable is the result of the cash call of $16.9 million paid to MSC in January 2008, and the payment of the December 2008 Cash Call in February 2009.

Bank Loan

The Bank Loan increased due to the amortization of the accretion of the debt discount.  The accretion of the debt discount over the term of the Bank Loan was to result in the value of the loan being fully accreted at the end of the term of the loan and the balance of the Bank Loan was to equal the required repayment at that time.  However, the Bank Loan was repaid in full in March 2009.

Shareholders’ Equity

Shareholders’ equity increased by over $6.0 million to $68.1 million as at December 31, 2008, due to the issuance of 9,183,939 shares which raised gross proceeds of $12.3 million and $800,000 from the exercise of stock options less the $7.0 million of net loss recorded for the year ended December 31, 2008.

In our financial statements as at September 30, 2008, we previously stated that we anticipated that no additional cash calls would be made by MSC.  However, due to cost overruns and delays at the San José Project the December 2008 Cash Call was made (and paid in February of 2009 from the proceeds of the McEwen Financing ) ..

Summary of Quarterly Results

Quarter Ended	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
	$	$	$	$
Net income (loss)	(10,672,594)	(3,499,577)	$8,929,208	(1,768,324)
Loss per Share: Basic Diluted	(0.06) (0.06)	(0.02) (0.02)	0.05 0.04	(0.01) (0.01)

Quarter Ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$
Net income (loss)	(5,788,128)	(980,211)	(417,144)	(1,009,654)
Loss per Share: Basic Diluted	(0.03) (0.03)	(0.01) (0.01)	Nil Nil	(0.01) (0.01)

We recorded net income in the three month period ended June 30, 2008, for the first time due to the commencement of commercial production at the San José Project in January 2008.  Our share of MSC’s income for the 2008 Financial Year was $1,965,238 compared to a loss of $4,665,885 for the 2007 Financial Year.

On a quarterly basis, our share of MSC’s net results was $58,625 loss for the three months ended March 31, 2008, $10,885,580 of income for the three months ended June 30, 2008, a $1,655,365 loss for the three months ended September 30, 2008 and a $7,206,353 loss for the Fourth Quarter 2008.  The $720,000 amortization of deferred costs were recorded in the fourth quarter.

Gold sales in the 2008 Financial Year totaled $111.3 million compared to $1.3 million for the 2007 Financial Year.  Fourth Quarter 2008 sales of gold and silver were $19.6 million compared to sales of $18.5 million for three month period ended September 30, 2008 and sales of $1.3 million for the three months ended December 31, 2007. Sales of gold and silver for the Fourth Quarter 2008 were higher than sales for the Third Quarter 2008 due to the higher quantity of metal ounces sold, partially offset by the lower average realized market prices.

Also, effective January 1, 2008, on the declaration of commercial production at the San José Project, expenses related to the operations and interest expense of the San José Project are expensed as incurred.  Prior to January 1, 2008, these expenses were capitalized to our investment in MSC.  Amounts expensed in the 2008 Financial Year that would have been capitalized had they occurred prior to January 1, 2008 when MSC commenced commercial production as described above are as follows:  (i) January to March, 2008, the sum of $595,000; (ii) April to June ~~,~~  2008, the sum of $585,000; (iii) July to September 2008 the sum of $575,000, and (iv) October to December 2008 the sum of $560,000 for a total of $2,315,000.

As previously stated, the Corporation holds 49% of the outstanding shares of MSC, which holds title to San José Project.  The San José Project is our only interest in a producing mine.

Outstanding Share Data

Our outstanding share data, as of March 24, 2009 is set out below:

Class and Series of	Number Outstanding	Expiry Date	Relevant Terms
Security
Common shares	230,538,851
Stock options	8,905,000	September 10, 2009 to	Exercisable for one common share at prices
	(vested)	September 11, 2013	between at C$0.31 and C$1.73
Purchase warrants	16,811,996	September 10, 2009 to March	Exercisable for one common share at prices
		22, 2010	between C$0.70 and C$2.41
Agents	1,104,282	December 21, 2009	Each Agent’s Compensation Option entitles the holder to acquire one unit of the
Corporation at a price of C$1.70 per unit at any time prior to December 21, 2009. Each unit consists of one common share and one- half of one share purchase warrant. Each whole warrant shall entitle the holder to purchase one additional common share at a
			price of C$2.00 per share, at any time prior to December 21, 2009.
compensation
options

Off-Balance Sheet Arrangements

None.

Liquidity and Capital Resources

At December 31, 2008, the Corporation had negative working capital of $25.5 million.  At December 31, 2008, Minera Andes had cash and cash equivalents of $3.4 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.  However, as of March 24, 2009, the Corporation has cash and cash-equivalents of approximately $3.2 million.

As previously stated, project financing for the San José Project, has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.   The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Corporation’s share is $31.85 million.

As a result, as of December 31, 2008, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.85 million, in each case, plus accrued interest.

The Corporation’s contractual obligations as at March 24, 2009 are as follows:

Contractual Obligations		Payments Due by Period Ending
		December 31,	December 31,	December 31,	December
	Total	2009	2010	2011	31, 2012
Long-Term Debt - Project Loan Payable (1)	$ 31,850,000	Nil	$ 13,475,000	$ 13,475,000	$ 4,900,000
Debt Bank Loan	$ 17,500,000	17,500,000	Nil	Nil	Nil
Operating Lease Obligations (2)	$ 41,400	$ 32,400	$ 9,000	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	49,391,400	17,532,400	13,484,000	13,475,000	4,900,000

______________________
Notes:

(1)

The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.

(2)

Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

In addition, on December 2, 2008, the Corporation entered into an agreement obligating it to pay a royalty of $250,000 to N.A. Degerstrom, Inc. if any of the current properties, other than the properties comprising the San José Project, meet certain conditions such as a bankable feasibility or commercial production.  This obligation expires December 31, 2013.  As of March 24, 2009 no payments are required to be made under this agreement.

For 2009, the Corporation has the following planned capital expenditures, potential expenditures and non-committed expenditures.

Committed Expenditures (1)
San Juan Province	$20,000
Chubut	$3,500
Santa Cruz	$10,000
Total	$33,500

Potential Expenditures (2)
San Juan Province	$101,000
Chubut	$8,000
Santa Cruz	$18,000
Total	$127,000

Non-Committed Expenditures	$1,339,500

TOTAL	$1,500,000

________________________
Notes:
(1)

Consists of land maintenance costs for 2009.

(2)

Consists of l and maintenance fees that may come due in 2009 or later pending notification from provincial government for land surveys and environmental studies

In addition, the Corporation’s working capital requirements for 2009 are estimated to be $4 million.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009, are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and the construction of a new electric transmission line connecting the facility to the national power grid.

Such assessment by MSC is based upon certain assumptions about the future price of gold and silver.  Management believes that these assumptions are reasonable; however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required.

As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.  Also, the Corporation has a minority (49% interest) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.

Although the Corporation has sufficient funds to maintain its capacity and meets its planned growth and to fund development activities over the short term, it does not have sufficient cash and cash equivalents to do so over the long-term or to finance an additional cash call by MSC, if such event were to occur, unless it raises additional funds or commences to receive sufficient cash from the operations of MSC.

The Corporation is investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development activities.

Although we have been successful in securing financing in the past, current global financial conditions including the weakness in the prices for all commodities, the lack of public financing, the liquidity crisis caused by the default on sub-prime mortgages and asset backed securities, market turmoil and volatility combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms or, at all.

Accordingly, we cannot assure you that we will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  In the event we do not receive cash flow from operations or secure financing, there is doubt about our ability to continue as a going concern.  Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

Financial Instruments

During and subsequent to the year ended December 31, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.  Receivables and project loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at December 31, 2008, and December 31, 2007, is summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$3,409,593	$3,409,593	$23,101,135	$23,101,135
Loans and receivables	$36,847,761	$36,847,761	$34,283,842	$34,283,842
Held-to-maturity	-	-	-	-
Other liabilities	$66,046,960	$66,046,960	$68,591,133	$68,591,133

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2008, was $3.9 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $39,000, on a per annum basis.  As at December 31, 2008, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation has an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest.  The Project Loan Payable currently bears fixed interest at LIBOR plus 2.5%, 8.21% based on the rate at the inception of the loan.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable.  As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Corporation has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2008, the Corporation’s accounts payables and accrued liabilities were $1,488,013 all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

It may not be possible for the Corporation to hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Corporation’s exploration projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, the Corporation will consider the relative merits of entering into commodity price hedges, at that time.

Related Party Transactions

During the years ended December 31, 2008 and 2007, we paid legal fees of $61,183 and $62,344, respectively to Bonnie L. Kuhn, a former director. This transaction was in the normal course of operations and was measured at the exchange rate in effect for the conversion of US dollars to Canadian dollars as at the date of payment.

As previously stated, under the terms of the Project Loan Letter Agreement among the Corporation, the Hochschild Lender and MSC, the San José Project has been financed by Project Loans made thereunder by the Hochschild Lender.  For the purposes of CICA Handbook section 3840, MSC is a related party to the Corporation.

As at March 24, 2009 the total principal amount of the Project Loan Receivable (owing to the Corporation by MSC) is $31,850,000 and the total principal amount of the Project Loan Payable (owing by the Corporation to the Hochschild Lender) is $31,850,000, in each case, plus accrued interest.  In that regard, interest accrues on the Project Loan Payable and on the Project Loan Receivable at the same rate and on the same terms.

On December 20, 2005, the Corporation entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740 units of the Corporation (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Corporation signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”). The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation.  In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him.  In consideration for the early exercise of these warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants.

In addition, on February 17, 2009, the Corporation entered in a amended and restated private placement agreement with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

On February 23, 2009, Robert R. McEwen was appointed Executive Chairman of Minera Andes Inc.

Outlook

General

The Corporation raised $40 million in February 2009 as a result of the McEwen Financing and as a result the Corporation has sufficient cash and cash equivalents to maintain its capacity, meet planned growth and fund development activities in the short term. Additional funds to finance its planned growth and development activities in the longer term may be sought by the Corporation in the form of debt or equity.

The Corporation intends to continue to maintain its investment in MSC and hence, its interest in the San José Project.  Work continues at San José to expand mine production to 1,500 MTPD, which is consistent with the recently increased capacity of the processing facility.

Payment by the Corporation and Hochschild of the December 2008 Cash Call was to remedy a working capital deficiency at MSC existing as at December 31, 2008.  MSC has advised that it expects that cash from operations will provide sufficient funds to finance operating costs and planned capital expenditures at the San José Project during the 12 months ended December 31, 2009.  The Corporation may be required to raise additional funds in the event, MSC makes an additional cash call, for any reason.

Los Azules Project

The Corporation has completed a 43-101 technical report in support of a preliminary assessment in respect of the Los Azules Option Agreement and has delivered the same to Xstrata. The Corporation expects to deliver to Xstrata by the end of March 2009 a scoping study whereupon the Corporation will be entitled (by delivery of a notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties, whereupon the Corporation will hold a 100% interest in the Combined Property (which properties may be reduced should Solitario be successful in the Solitario Claim) subject to a back-in right as to 51% held by Xstrata plc.  In the meantime, the Corporation continues to assess the Los Azules Project in the context of current market conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The most accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Corporation enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts are payable entirely at the Corporation’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration are depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Stock-Based Compensation

The Corporation applies the fair value method of accounting for all stock option awards. Under this method, the Corporation recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing mode. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Corporation accounts for the Project Loan Receivable and Project Loan Payable using estimates, provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecast future cashflows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Corporation by MSC. As the Corporation does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion. To this end, the Corporation has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Corporation’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 14 to the Corporation’s financial statements for the year ended December 31, 2008.

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 15 to the Corporations financial statements for the year ended December 31, 2008.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Corporation’s consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Adoption of IFRS will impact the Corporation ’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the Fourth Quarter 2008, the Corporation commenced the scoping and planning phase of its transition to IFRS pursuant to which the Corporation has allocated resources to the project and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion to IFRS : scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Corporation anticipates completing the scoping and planning phase in the second quarter of 2009. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Corporation will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Corporation and its reporting.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s financial statements for the year ended December 31, 2008.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Risks and Uncertainties

The Corporation’s operations and results are subject to a number of different risks.  The Corporation’s risk factors are discussed in detail in the Corporation’s annual information form dated March 24, 2009 which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced.  Total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash cost per ounce is based on information from Minera Santa Cruz, SA and does not impact the Corporation’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Corporation’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Corporation’s management, together with the CEO and CFO, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures.  Based upon the results of that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Corporation is made known to them by others particularly during the period covered by this MD&A; and (ii) the information required to be disclosed by the Corporation its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Corporation’s controls and procedures include policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Corporation;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

In an effort to improve the reliability and timeliness of information received from MSC, the Corporation has engaged additional personnel in both North America and Argentina to facilitate the timely disclosure of information relating to MSC.

During the year, we implemented several remediation actions that we believe materially improved our internal control over financial reporting. These changes, which are related to remedial actions that addressed the material weaknesses previously reported in our annual report on Form 40-F for the year ended December 31, 2007, are as follows:

1.

The Corporation did not have sufficient personnel with the skills and experience in the application of US GAAP or income tax commensurate with the Corporation’s financial reporting requirements.

Management’s remediation plan to address the material weaknesses described above was intiated in 2008 and included the following steps taken to strengthen internal control over financial reporting:

1.

We used and supervised external resources with specific accounting expertise in both US GAAP and income tax financial reporting requirements

Other than the control improvements discussed above, there were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

Limitations of Controls and Procedures

The Corporation’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement On Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Project and the future cash requirements of MSC, the estimated operating and capital costs of the San José Project,  the Corporation’s intention to complete a further financing in the near term, the Corporation’s interest in the San José Project being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Project, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Project may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Project (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative  nature of mineral exploration and regulatory risks.